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                             March 22, 2023

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Ltd
       Units 813 &815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 7, 2022
                                                            File No. 001-36206

       Dear Xianfeng Yang:

              We have reviewed your March 1, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 15, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Cryptocurrency Assets, page F-18

   1. We note your response to prior comment 2 where you state that you use the price quoted each day at 0:00 UTC to
determine the fair value used for impairment assessment. We do not believe your
accounting policy complies with ASC 350-30-35-19, which states in part,
                                                           If the carrying
amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment
loss in an amount equal to that excess.    As such, we believe
                                                        your accounting policy
represents an    error in previously issued financial statements    that
                                                        should be corrected.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng Yang
            Ltd
Comapany
March      NameBIT Mining Ltd
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
Revenue Recognition
Mining Pool Services, page F-24

2. We note your response to prior comment 3 in your March 1, 2023 letter, which you provided to clarify your response to comment 9 in your December 30, 2022 letter. Please tell us the following:
             Such responses appear to indicate that you have concluded under ASC 606, step 2
              that you have a single promise     to validate a block     and
therefore a single
              performance obligation. Please confirm whether our understanding is correct.
             Such responses also appear to indicate that you believe under ASC 606-10-25-4 a contract is wholly unperformed until you validate a block. Please confirm whether our understanding is correct. If our understanding is correct, please revise the ASC
              606-10-25-4 analysis provided in your December 30, 2022 response to comment 9 to clarify, if true, that you have concluded computing power is not a good or service you promised to provide under your contract. Also clarify what the
phrase    transaction
              verification services    refers to in that response as the
sentence that references it also
              refers to computing power and to validating a block.
             Such responses further appear to indicate that you have concluded that a contract both commences and is completed when you validate a block. Please confirm whether our understanding is correct.
3. As the preceding comment indicates, we continue to evaluate your conclusions related to contract inception and contract duration. However, we believe that your accounting policy to measure noncash consideration at a point other than contract inception does not comply with ASC 606-10-32-21 and should be corrected.
       You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Yi Gao